U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12B-25
                                                            SEC FILE NUMBER
                                                                    0-24778
                        NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended March 31, 2001

PART I    REGISTRANT INFORMATION

Full Name of Registrant: NATIONAL HEALTH & SAFETY CORPORATION

Address of Principal Executive Office (Street and Number)

          3811 BEE CAVE ROAD, SUITE 210,
          AUSTIN, TEXAS 78746


PART II   RULES 12B-25(B) AND (C)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.


PART III NARRATIVE

     The Report on Form 10-QSB for National Health & Safety Corporation, (the Company) for the quarterly period ended March 31, 2001, is due to be filed on May 15, 2001. The Company needs additional time to complete its review of the Management's Discussion and to file an accurate quarterly report. The Company expects that its Form 10-QSB will be filed before May 21, 2001.

PART IV   OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this information.

          Lee Polson               512-474-8881


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     (2)  Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [ X ]  Yes [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ X ]  Yes [   ]  No

     During the first quarter of 2001, the Company implemented its confirmed Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code, which is more fully described in the Company's Form 8-K dated January 22, 2001. For the first quarter, the Company recorded a loss from operations of $381,983, compared to a first quarter loss of $41,963 in 2000.
The implementation of the Plan resulted in extraordinary income of 1,955,187 from debt forgiveness. After other extraordinary income and expense, the Company's total Other Income, including the debt forgiveness, was $1,822,809, compared to Other Income of $78,463 in the same period in 2000. As a result, the statement of operations for the quarter ended March 31, 2001 is expected to show net income of $1,440,778, compared to net income of $36,500 for the same period in 2000.

     SIGNATURES

     National Health & Safety Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NATIONAL HEALTH & SAFETY CORPORATION


Date: May 15, 2001            /s/Gary Davis
                              GARY DAVIS, PRESIDENT

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